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8-27-03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03051901

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 02978



RECEIVED
AUG 2 5 2003
181
PROCESSING
SECTION
WASH, D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2002 (MM/DD/YY) AND ENDING 06/30/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MACALLASTER PITFIELD MACKAY INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 BROAD STREET, 26th floor
(No. and Street)

NEW YORK	NEW YORK	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES J. REYNOLDS — 212/422-9250
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HAGAN & BURNS CPA's PC
(Name — if individual, state last, first, middle name)

120 BROADWAY, SUITE 940	NEW YORK	NY	10271
(Address)	(City)	(State)	Zip Code)

N

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 29 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

8-27

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES J. REYNOLDS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MACALLASTER PITFIELD MACKAY INC., as of JUNE 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

DOMINICK A. LIELLO
Notary Public, State of New York
No. 41-4753269
Qualified in Queens County
Commission Expires July 31, 2005



Signature

SECRETARY/TREASURER

Title



Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MACALLASTER PITFIELD MACKAY INC.

Statement of Financial Condition
As of June 30, 2003

MacAllaster Pitfield Mackay Inc.
Index
June 30, 2003



120 Broadway
Suite 940
New York, NY 10271

TEL (212) 425-7790
FAX (212) 425-1165
E-mail: lhb@lhbassociates.com

Independent Accountants' Report

July 30, 2003

To the Board of Directors and Stockholders of
MacAllaster Pitfield Mackay Inc.:

We have audited the accompanying statement of financial condition of MacAllaster Pitfield Mackay Inc. (the Company) as of June 30, 2003, which has been prepared on the basis of accounting principles generally accepted in the United States. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of MacAllaster Pitfield Mackay Inc. as of June 30, 2003, in conformity with accounting principles generally accepted in the United States.

Hagan & Burns Cpa's Pc

Hagan & Burns, CPAs PC

MacAllaster Pitfield Mackay Inc.
Statement of Financial Condition
As of June 30, 2003

Assets	
Cash	$ 63,136
Cash (segregated in compliance with federal regulations)	677,237
Deposits with clearing organizations	78,750
Receivable from brokers and dealers	23,738
Marketable securities owned, at fair value	6,949,141
Other assets	25,077
Total Assets	$ 7,817,079
Liabilities And Stockholders' Equity	
Liabilities	
Short-term bank loan, collateralized by securities owned by the Company	$ 1,060,749
Payable to customers	674,601
Payable to non-customers	481,339
Marketable securities sold, not yet purchased, at fair value	23,285
Current and deferred income taxes	85,660
Accounts payable and accrued expenses	36,282
Total Liabilities	2,361,916
Stockholders' equity	
Capital stock, $100 par value; 1,000 shares authorized 375 shares issued and outstanding	37,500
Additional paid-in capital	1,723,694
Retained earnings	3,693,969
Total Stockholders' Equity	5,455,163
Total Liabilities And Stockholders' Equity	$ 7,817,079

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

MacAllaster Pitfield Mackay Inc. (the "Company") is registered as a securities broker/dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company's activities and sources of revenue primarily include the trading of corporate equity securities and providing brokerage and related services to its customers.

The Company records securities transactions on a settlement-date basis. Recording such transactions on a trade-date basis would not result in a material difference. Marketable securities owned and marketable securities sold, but not yet purchased, are stated at fair value (see Note 2).

Depreciation of furniture and fixtures is provided by the straight-line method over the estimated useful lives of the related assets (generally less than three years).

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

2. Fair Value of Financial Instruments

Marketable securities owned and marketable securities sold, but not yet purchased, are stated at quoted market values. Unrealized gains and losses are reflected currently in income.

Other financial instruments are recorded by the Company at cost or fair value. Financial instruments carried at cost with maturities that are short-term (one year or less) or are repriced frequently and have a history of infrequent credit losses, have a carrying value that approximates their estimated fair values. These instruments include receivables from and payables to brokers and dealers, deposits with clearing organizations, payables to customers and non-customers, short-term borrowings and accounts payable and accrued expenses.

3. Receivable from Brokers and Dealers

Receivable from brokers and dealers represents unsettled trades with the clearing organization. The Company is subject to credit risk should the counterparty be unable to pay this receivable.

4. Payable to Non-customers

The payable to non-customers represents amounts payable to stockholders and officers.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital under the alternative method allowed by the Rule, whereby required net capital, as defined, shall not be less than the greater of 2% of aggregate debits arising from customer transactions, as defined in SEC Rule 15c3-3, or $250,000. At June 30, 2003, net capital was $4,071,145, which was $3,821,145 in excess of the required net capital.

6. Income Taxes

Income taxes are computed pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The Statement establishes financial accounting and reporting standards for the effects of income taxes that result from an enterprise's activities during the current and preceding years. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end and the statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

The components of the Company's income tax benefits are as follows:

Current:	
State and local	$ (19,673)
	(19,673)
Deferred:	
Federal	72,474
State and local	26,065
	98,539
Total income tax benefit	$ 78,866

The components of the Company's tax accounts are as follows:

Current tax liability	$ 5,691
Deferred tax liability	79,969
Total liability	$ 85,660

6. Income Taxes (cont'd)

At June 30, 2003, the tax effect of temporary differences that give rise to deferred tax liabilities are as follows:

Deferred tax liabilities:	
Federal and state net operating loss carryforward	$ (73,863)
Unrealized gains on investments	144,846
Timing difference on recognition of Profits & Loss and Dividends	8,986
	$ 79,969

At June 30, 2003, the Company had Federal, State and City net operating loss carryforwards of approximately $191,000, $172,000 and $180,000 respectively, that will expire in June 30, 2023. As the Company expects to fully utilize these net operating loss carryforwards in the fiscal year ending June 30, 2004, a deferred tax asset of $73,863 was recorded without any valuation reserve.

7. Pension Plan

The Company has a contributory defined pension plan covering all eligible employees of the Company. Benefits are based on an employee's years of credited service and the employees average base compensation during the highest three consecutive years of credited service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

The Company also contributes such amounts as are necessary on an actuarial basis to provide the Plan with assets sufficient to meet the amount of its future benefit payments.

The following information was compiled from the September 1, 2002 actuarial valuation (the most recent benefit information date);

Fair value of assets available for plan benefits	$ 856,211
Vested accumulated plan benefits	$ 578,211

The actuarial assumptions used to determine net periodic pension cost and related pension obligations as of and for the year ended June 30, 2003 were:

Discount rate	6%
Rate of return on assets	8%
Increase in salary	4%

8. Financial Instruments with Off-Balance-Sheet Risk

The Company is a party to certain financial instruments with off-balance-sheet risk in the normal course of its trading activities. These financial instruments include marketable securities sold, not yet purchased.

Marketable securities sold, not yet purchased represents obligations of the Company to deliver the specified security at the contracted price, and thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of marketable securities sold, not yet purchased, may exceed the amount recognized in the statement of financial condition. Inventory positions are monitored on a daily basis to minimize the risk of loss.

9. Short-Term Bank Loan

The Company's bank loan is collateralized by marketable securities valued at approximately $2.7 million, which are owned by the Company. Interest on the loan, which is repayable on demand. This bank loan represents a portion of a $6 million credit facility, with the remaining balance available upon the Company's demand.

10. Concentrations of Risk

At June 30, 2003, the Company had market exposure to one issue of common stock in the respective industries as follows:

Banking	18 %
Insurance	18 %
Retail	14 %
Energy	13 %
Entertainment	11 %

The Company limits the risk associated with these positions through daily monitoring procedures performed by the Company's directors.